

January 11, 2013

Via E-mail
Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022

>   **Re: SandRidge Energy, Inc.**
>   **Revised Preliminary Consent Statement on Schedule 14A**
>   **Filed January 7, 2013 by TPG-Axon Partners, LP, Dinakar Singh, et al.**
>   **File No. 001-33784**

Dear Mr. Weingarten:

We have reviewed the above filing and related response letter and have the following additional comments. All defined terms used in this letter have the same meaning as in the consent statement listed above and your related response letter unless otherwise indicated.

General

1. We note your response to prior comment 1. We also note that a significant number of articles found at the highlighted list of URLs contained on the TPG-Axon sponsored website either quote statements made by Dinakar Singh or paraphrase or refer to points made by Mr. Singh, all of which relate to the Filing Persons' consent solicitation, and some of which have been previously filed as soliciting material, e.g. Mr. Singh's November 30, 2012 letter to the Company's board. Notwithstanding the Filing Person's efforts to conform the TPG-Axon sponsored website to the guidance provided in the 2000 Electronics Release, we believe that when the Filing Persons initially added or subsequently supplemented the list of URLs to the website and publicly announced such additional postings to the website, such URLs served to republish Mr. Singh's prior statements, effectively reviving his past communications as current solicitations and requiring such statements be filed as current soliciting materials on the date such URLs were posted on the website. As such, please immediately file as soliciting materials those portions of the print media that repeat, paraphrase or refer to Mr. Singh's statements and that pertain to the Filing Person's consent solicitation. Similarly, for those URLs that refer to recorded broadcasts of Mr. Singh interviews, please reduce to writing those portions of the recorded broadcasts containing statements from Mr. Singh that relate to the consent solicitation and file such transcription as soliciting material. In the future, if any additional URLs to print or broadcast media are posted to the TPG-Axon sponsored website, and such media contains statements from any Filing Person that would constitute a solicitation if such Filing Persons had directly published, sent or given such statements to stockholders, please ensure that the Filing Persons file with the Commission such

statements as soliciting material no later than the date the URLs are posted on the website. Refer to Exchange Act Rules 14a-6(o) and 14a-12.

2.   We remind you of TPG-Axon's obligation that any and all soliciting materials comply with the requirements of Regulation 14A, including Exchange Act Rule 14a-9. Please ensure that the content of all soliciting materials comply with Rule 14a-9 and comments 7 and 8 of our letter dated January 3, 2012. If TPG-Axon cannot provide a reasonable foundation supporting the statements to be filed in response to our preceding comment, such future filings should also include corrective disclosure clarifying any insupportable statements.

If the Consent Solicitation is Successful…, page 6

3.   We note your response to prior comment 5. Please supplement the disclosure to include the reasons for and assumptions supporting the Filing Persons' belief that there would not be a material impact from the Company's obligation to offer to repurchase the senior notes outstanding.

Reasons for the Solicitation, page 11

4.   We note your response to prior comment 7. We do not believe you have provided an adequate factual foundation for the following statements which appear to impugn the character, integrity and/or personal reputation of the Company's management and board of directors. Unless otherwise noted below, please either revise or provide additional support for the following statements.
   • "…Sandridge has often appeared to behave in a reckless…manner…" (page 11)
   • "[WCT Resources] *actively competes* with the Company in the acquisition/lease of mineral rights, and has repeatedly *front-run* the Company…" (page 12, emphasis added)
   • "…these fears are not misplaced, given Mr. Ward's history of siphoning value from the company." (the December 24, 2012 letter) Please either provide support for such statement, have the Filing Persons provide us a representation that they will refrain from including such statement in future soliciting materials or file appropriate corrective disclosure.

5.   We note your response to prior comment 8. We do not agree that you have provided an adequate factual foundation for the following statements. Please either revise or provide additional support for the following statements:
   • "…the Company has spent excessively on the acquisition of acreage and capital expenditures." (Page 12)
   • "Sandridge stock…trades at extremely low valuation…" (page 6) and "As of November 2, 2012…the stock traded at the greatest discount to its estimated Net Asset Value of any energy company…" (page 11)

<u>Poor Corporate Governance and Self-Dealing, page 12</u>

6.	We note the disclosure added in the last sentence of the first paragraph in this section in response to the request in our prior comment 8 that the Filing Persons either provide support or file appropriate corrective disclosure for the statement made in the December 24, 2012 letter that "…the company…issued an additional 37 million of shares to senior management." The revised disclosure in the consent statement does not appear to disavow and correct the earlier statement. Please advise. In addition, it is unclear how the added sentence supports the premise of this section that the Company has poor corporate governance and engages in self-dealing. Please advise or revise.

*	*	*

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions